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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37135

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NATWEST MARKETS SECURITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 WASHINGTON BOULEVARD
(No. and street)

STAMFORD	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROONEY COLEMAN — **203-897-4294** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

300 FIRST STAMFORD PLACE	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 20 2020
Washington DC
413

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS   EK

Table of Contents

This report ** contains (check all applicable boxes):

Table of Contents

EY
Building a better working world

Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000

Report of Independent Registered Public Accounting Firm

To RBS Holdings USA Inc. and the Board of Directors of NatWest Markets Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NatWest Markets Securities Inc. (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 19, 2020

Statement of Financial Condition as of December 31, 2019

	$m
Assets	
Cash and cash equivalents	107
Cash and securities segregated under federal and other regulations	439
Receivables from brokers, dealers and other institutions	182
Receivables from customers	66
Securities purchased under agreements to resell and other collateralized financing arrangements	20,408
Financial instruments owned, at fair value ($5,661 million pledged as collateral)	6,801
Accrued interest receivable	100
Other assets	70
Total assets	28,173
Liabilities and stockholder's equity	
Debt securities in issue, at fair value	294
Short-term borrowings	537
Payables to brokers, dealers and other institutions	141
Payables to customers	600
Securities sold under agreements to repurchase and other collateralized financing arrangements	24,041
Financial instruments sold, but not yet purchased, at fair value	1,450
Accrued interest payable	31
Other liabilities	257
Total liabilities	27,351
Subordinated liabilities	450
Stockholder's equity	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in capital	782
Retained earnings (deficit)	(397)
Accumulated other comprehensive income	(13)
Total stockholder's equity	372
Total liabilities and stockholder's equity	28,173

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

1. Organization and nature of business

NatWest Markets Securities Inc. ("NWMSI" or the "Company") is a wholly owned subsidiary of RBS Holdings USA Inc. ("RBSHI"). RBSHI is a wholly owned subsidiary of NatWest Markets Group Holdings Corporation ("NWMGH"). NWMGH is a subsidiary of NatWest Markets Plc ("NWM Plc"), which provides global market access, financing, risk management and trading solutions to global financial institutions. NWM Plc is a wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS").

The UK Government through Her Majesty's Treasury ("HMT") is the ultimate controlling party of RBS. The UK Government's shareholding is managed by UK Government Investments, a company wholly owned by the UK Government.

NWMSI is a registered broker-dealer and a registered Futures Commission Merchant ("FCM") and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC") and the U.S. Commodity Futures Trading Commission ("CFTC"). NWMSI is a primary dealer of U.S. Government securities and is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, corporate debt, and the execution and clearance of exchange traded futures and options on futures contracts. NWMSI transacts primarily with institutional counterparties and government sponsored entities.

2. Significant accounting policies

Basis of presentation / use of estimates

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") that require management to make estimates and assumptions regarding compensation expense accruals, tax provision calculations including valuation allowance for deferred tax assets, provision for losses that may arise from litigation or regulatory matters, and other items that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and cash equivalents

NWMSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Receivables from and payables to brokers, dealers, other institutions and customers

Receivables from brokers, dealers, and other institutions primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), clearing deposits, cash margin receivables on financing transactions and receivables related to futures contracts. Payables to brokers, dealers, and other institutions primarily include net payables arising from unsettled trades, amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), cash margin payables on financing transactions and payables related to futures contracts.

Receivables from customers primarily include amounts receivable for securities not delivered by the Company to a customer by the settlement date ("delivery-versus-payment"). Payables to customers primarily include amounts payable for securities not received by the Company from a customer by the settlement date ("receive-versus-payment") and payables due to customers on cash margin transactions for futures and listed options contracts.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company reserves for receivables from brokers, dealers, other institutions and customers when the receivable is no longer believed to be collectible. Receivables and payables arising from fails-to-deliver, fails-to-receive, delivery-versus-payment, and receive-versus-payment transactions are presented on a net basis, by security and counterparty.

Debt securities in issue

NWMSI has issued senior unsecured debt to fund its liquidity needs and has elected to fair value the debt at initial recognition. The debt issuances can be sold in the secondary markets and, as such, the fair value is determined based on observed prices for similar instruments. The observed market price of these instruments reflects the effect of changes to Company's credit spreads and market interest rates. The change in fair value attributable to credit risk is recognized in accumulated other comprehensive income within the statement of financial condition.

Interest rate exposure on the debt issued is hedged with U.S. Treasuries which are accounted for at fair value. The fair value option was elected on the debt issued in order to minimize profit and loss volatility when measured together with the change in value of the U.S. Treasuries hedging the interest rate exposure on the debt.

Collateralized financing arrangements

Collateralized financing transactions, including securities purchased under agreements to resell and securities sold under agreements to repurchase, are carried at contract value plus accrued interest as specified in their respective agreements. Securities subject to these arrangements are principally U.S. Government obligations and U.S. Government Agency debentures. Principal and accrued interest amounts are presented on a net basis when permitted under U.S. GAAP. It is generally NWMSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and NWMSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Securities borrowed are carried at the amounts of cash collateral advanced in connection with those transactions. Securities subject to these arrangements are primarily U.S. Government obligations and U.S. Government Agency debentures. Interest is accrued at the stipulated contract rate. NWMSI's policy is to monitor the value of the securities borrowed on a daily basis and to obtain additional collateral as is necessary.

Financial instruments

Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Fair value measurements

Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Control environment

The independent price verification ("IPV") process is a key element of the control environment over the determination of the fair value of financial instruments. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly observable from available prices, or may be derived using a model and variable inputs. These valuations are reviewed and, if necessary, amended by a team independent of those trading the financial

2. Significant accounting policies continued
instruments in light of available pricing evidence.

Monthly meetings are held between the business and the support functions to discuss the results of the IPV process. The IPV control includes formalized reporting and escalation of any valuation differences in breach of established thresholds.

All material methodology changes require review and ratification by a global IPV committee. This committee includes members representing several independent review functions including market risk and finance.

Valuation hierarchy
The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
>
> Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.
>
> Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. NWMSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories.

Leases
In instances where NWMSI is a lessee under an operating lease with an original term of greater than 12 months, the Company records a right of use asset ("RUA") and a corresponding lease liability which are recorded in other assets and other liabilities, respectively. The RUA and corresponding lease liability are determined as the present value of the consideration to be paid attributable to the lease components in the underlying contract.

The discount rate used is determined based on the Company's incremental borrowing rate at the commencement of the lease. When a lease grants an extension, NWMSI would not factor the renewal option period into the calculation of a RUA or lease liability unless such option is reasonably certain to be exercised at the lease commencement date. Furthermore, the Company elects not to segregate certain non-lease components when recording the RUA or lease liability.

Litigation and other matters
NWMSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. NWMSI recognizes a contingent liability in other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, NWMSI accrues the most likely amount of such loss, and if such amount is not determinable, NWMSI accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income taxes
NWMSI is included in the consolidated federal and certain combined state income tax returns of NWMGH. In addition, the Company files returns on a separate company basis in certain jurisdictions as required. The Company's federal and certain combined state income taxes are calculated as if the Company filed a separate return and any tax attributes are utilized according to the combined return as filed, as opposed to a stand-alone calculation. The current state tax payables/receivables as per the combined state returns are settled annually when filed.

NWMSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the U.S. GAAP and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded for the portion of the deferred tax asset that more likely than not will not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are reduced or increased and additional weight may be given to subjective evidence such as our projections for growth.

NWMSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Compensation plan
The 2014 Employee Share Plan of RBS affects employees of the Company and requires that a predefined amount be paid in the current year with the remaining award to be deferred over a period of up to 62 months from the reporting date. Multiple payments are made to employees over the deferral period which will be settled in RBS equity shares, debt of RBS or cash. Awards may be subject to forfeiture and clawback, as defined in the 2014 Employee Share Plan, at the discretion of the RBS Board of Directors' Remuneration Committee.

2. Significant accounting policies continued

NWMSI recognizes compensation expense for each payment as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date, NWMSI estimates the fair value of each payment by utilizing the quoted market price for RBS equity shares. NWMSI does not expect to reimburse or receive payment from RBS for any increase or decrease in the value of the RBS equity shares. Recognition of additional compensation expense attributable to appreciation of RBS equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to a decrease in the value of RBS equity shares are accounted for as a reduction of capital. NWMSI accrues compensation expense on a straight-line basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical data to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate.

In connection with the 2014 Employee Share Plan, employees in certain roles of the Company may be eligible for Role Based Allowances ("RBA") which are payable in cash and/or RBS equity shares. RBA is fixed compensation that settles in cash and/or the appropriate quantity of RBS equity shares which have an aggregate market value on RBA payment date equal to the RBA installment. NWMSI accrues compensation expense on a straight-line basis over the period the RBA is in effect.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, "Leases (Topic 842)", which provides guidance for the recognition of lease assets and lease liabilities and disclosing key information about leasing arrangements. This ASU became effective January 1, 2019. The guidance provides for determining if the Company's lease contracts and service level agreements meet certain criteria to recognize leased assets and liabilities in the statement of financial condition. The Company entered into an operating lease in 2019 which resulted in recording a right of use asset and corresponding lease liability.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". ASU 2016-13 amends the criteria for recognizing credit losses on financial assets not carried at fair value through net income. U.S. GAAP currently requires an incurred loss methodology for recognizing credit losses which delays recognition until it is probable. Under ASU 2016-13 the criteria would be amended to reflect credit losses that are expected but do not yet meet the probable threshold. This ASU will be effective for annual reporting periods beginning after December 15, 2019. The Company has evaluated the impact of this ASU and does not expect the impact to be material to the statement of financial condition.

In August 2018, the FASB issued ASU 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 modifies various requirements on fair value disclosures and is effective for annual reporting periods beginning after December 15, 2019 with the ability to adopt early. The Company early adopted ASU 2018-13 on January 1, 2018 and as such, certain fair value disclosures such as transfers between fair value levels 1 and 2 are no longer disclosed in the notes to the Company's statement of financial condition.

3. Cash and securities segregated under federal and other regulations

Under the provisions of SEC Rule 15c3-3, as of December 31, 2019, "qualified securities" (as defined under SEC Rule 15c3-3) with a fair value of $210 million have been segregated for the exclusive benefit of customers and qualified securities with a fair value of $12 million have been segregated for the exclusive benefit of accounts of brokers. Of the qualified securities, securities with a fair value of $59 million are included in cash and securities segregated under federal and other regulations in the statement of financial condition. Additionally, securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $163 million have been segregated under federal and other regulations.

As a FCM, NWMSI is required to segregate funds in segregated funds accounts (under Section 4d(2) of the Commodity Exchange Act ("CEA")) and secured funds held in separate accounts (under CFTC Regulation 30.7) and cleared swap customer accounts (under 4D(F) of the CEA). As of December 31, 2019, for these purposes, $24 million and $183 million are held in accounts at banks and exchanges, respectively, and are reflected in the statement of financial condition as cash and securities segregated under federal and other regulations. Additionally, the Company has pledged U.S. Treasury securities with a market value of $173 million that is reflected in cash and securities segregated under federal and other regulations in the statement of financial condition.

NWMSI segregated $294 million of customer owned securities deposited at clearing organizations and banks. These segregated securities are not included in the statement of financial condition.

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements

The Company enters into various collateralized financing transactions to, among other things, acquire securities to cover short positions, to settle other securities obligations, and to finance the Company's long inventory positions. The table below summarizes the type of collateralized financing arrangements reported in the statement of financial condition at December 31, 2019:

	$m
Assets	
Securities purchased under agreements to resell	17,562
Securities borrowed	2,846
	20,408

	$m
Liabilities	
Securities sold under agreements to repurchase	24,041

In order to manage credit exposure arising from such transactions, the Company enters into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in the event of a counterparty default, such as bankruptcy or a counterparty's failure to pay or perform. The Company generally takes possession of securities purchased under agreements to resell

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements continued

and securities borrowed and receives securities and cash posted as collateral with the right to re-hypothecate. In certain cases, the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also continuously monitors the fair value of the transactions' underlying securities as compared with the related receivable or payable, including accrued interest and requests additional collateral as provided under the applicable agreement, to ensure such transactions are adequately collateralized.

The following tables summarize the offsetting of these instruments and related collateral amounts:

	Gross amounts $m	Amounts offset in the Statement of Financial Condition $m	Net amounts of assets/liabilities presented in the Statement of Financial Condition $m	Amounts not offset in the Statement of Financial Condition [(1)] $m	Net exposure $m
Assets					
Securities purchased under agreements to resell	35,600	(18,038)	**17,562**	(17,522)	40
Securities borrowed	2,846	-	**2,846**	(2,775)	71
Liabilities					
Securities sold under agreements to repurchase	42,079	(18,038)	**24,041**	(24,041)	-

Note:
(1) Amounts relate to transactions under master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

NWMSI pledges collateral in conjunction with its securities sold under agreements to repurchase. At December 31, 2019, $41,999 million of the Company's securities sold under agreements to repurchase and other collateralized financing arrangements were collateralized with U.S. Government obligations and U.S. Government Agency debentures. Securities sold under agreements to repurchase with maturities of 3 months or less amounted to $41,427 million with the remaining transactions having maturities up to 9 months.

At December 31, 2019, $38,321 million of the Company's securities purchased under agreements to resell and securities borrowed were collateralized with U.S. Government obligations and U.S. Government Agency debentures. Securities purchased under agreements to resell and securities borrowed with maturities of 3 months or less amounted to $37,038 million, with the remaining transactions having maturities up to 12 months.

The Company has two secured lines of credit with third parties totaling $1,200 million. The facilities would be collateralized primarily with U.S. Government securities, if drawn, but neither facility was drawn upon as of December 31, 2019. In order to comply with each arrangement the Company must maintain certain capital requirements.

Included in the above collateralized financing arrangements, NWMSI enters into bilateral and centrally cleared transactions. NWMSI is also engaged as a sponsor of client collateralized financing agreements clearing through the Fixed Income Clearing Corporation ("FICC"), a central clearing counterparty.

5. Receivables and payables from/to brokers, dealers and other institutions

The following table represents NWMSI's receivables and payables from/to brokers, dealers and other institutions as of December 31, 2019:

	Assets $m	Liabilities $m
Cash margin receivables/payables	78	36
Securities failed-to-deliver/receive	40	49
Unsettled trades	-	38
Broker dealer receivables/payables	35	15
Clearing deposits	21	-
Other	8	3
	182	141

6. Receivables and payables from/to customers

The following table represents NWMSI's receivables and payables from/to customers as of December 31, 2019:

	Assets $m	Liabilities $m
Customer receivables/payables	3	474
Delivery/receive versus payment	63	126
	66	600

Notes to Statement of Financial Condition

7. Financial instruments

The following table presents NWMSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value, as of December 31, 2019:

	Assets $m	Liabilities $m
U.S. Government obligations	6,557	1,322
U.S. Government Agency debentures	165	30
Corporate debt securities	78	97
Other	1	1
	6,801	1,450

8. Fair value measurements

NWMSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, NWMSI separates financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value into categories (U.S. Government obligations, U.S. Government Agency debentures, and Corporate debt securities). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2019, all of NWMSI's securities are classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include primarily U.S. Government obligations and U.S. Government Agency debentures. Such instruments are principally classified as Level 1. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include Corporate debt securities and certain U.S. Government Agency debentures. These instruments are classified as Level 2.

The following table presents NWMSI's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2019 by statement of financial condition line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1 $m	Level 2 $m	Total $m
Assets			
Securities segregated under federal and other regulations (1)	**232**	**-**	**232**
Financial instruments owned, at fair value:			
U.S. Government obligations	6,557	-	6,557
U.S. Government Agency debentures	30	135	165
Corporate debt securities	-	78	78
Other	1	-	1
Total financial instruments owned, at fair value	**6,588**	**213**	**6,801**
Total assets at fair value	**6,820**	**213**	**7,033**

	Level 1 $m	Level 2 $m	Total $m
Liabilities			
Debt securities in issue, at fair value	**-**	**294**	**294**
Financial instruments sold, not yet purchased, at fair value			
U.S. Government obligations	1,322	-	1,322
U.S. Government Agency debentures	11	19	30
Corporate debt securities	-	97	97
Other	1	-	1
Total financial instruments sold, not yet purchased, at fair value	**1,334**	**116**	**1,450**
Total liabilities at fair value	**1,334**	**410**	**1,744**

Note:
(1) This population consists of U.S. Government obligations.

Notes to Statement of Financial Condition

8. Fair value measurements continued

Financial instruments not carried at fair value

The following table presents the carrying values and estimated fair values of certain financial assets and liabilities that are not measured at fair value as of December 31, 2019, including their classification within the fair value hierarchy:

	Carrying Value $m	Estimated Fair Value Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Assets					
Cash and cash equivalents	107	107	-	-	107
Cash segregated under federal and other regulations	207	207	-	-	207
Receivables from brokers, dealers and other institutions	182	-	182	-	182
Receivables from customers	66	-	66	-	66
Securities purchased under agreements to resell and other collateralized financing arrangements	20,408	-	20,411	-	20,411
Accrued interest receivable	100	-	100	-	100
Other assets	18	10	14	3	27
Liabilities					
Short-term borrowings	537	-	537	-	537
Payables to brokers, dealers and other institutions	141	-	141	-	141
Payables to customers	600	-	600	-	600
Securities sold under agreements to repurchase and other collateralized financing arrangements	24,041	-	24,041	-	24,041
Accrued interest payable	31	-	31	-	31
Other liabilities	156	-	156	-	156
Subordinated liabilities	450	-	452	-	452

Generally, the carrying value of Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments.

9. Risk management

As a participant in the government securities and credit markets, NWMSI is exposed to various risks that arise in the normal course of its business. The risks to which NWMSI are subject to include market, credit, operational, legal, regulatory and financial control risks.

NWMSI monitors and controls its risk exposures on a daily basis through financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, NWMSI believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. NWMSI's Board of Directors and senior management have an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to the Board of Directors, Management Committee, Asset and Liability Committee, the Underwriting Commitments Committee, the Passive Equity Underwriting Committee, Operating Meeting, the Business Taxonomy & Transaction Approval Policy ("BTTAP") and Change Risk Review ("CRR") Process, and the Credit Approval Process. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and risk management.

Market risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the characteristics of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews.

The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by NWMSI might fail to perform under its contractual obligations, which could result in NWMSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities, U.S. Government Agency securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of credit risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

9. Risk management continued

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk and issuer risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2019, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 99% of the Company's financial instruments owned, at fair value. At December 31, 2019, approximately 99% of the Company's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, after any netting.

Other risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk issues and events. New products and significant change are risk assessed and approved via the BTTAP and CRR processes.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the Company's areas of business. NWMSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and NWMSI policy.

NWMSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

10. Debt securities in issue

During 2019, NWMSI issued $285 million of senior unsecured debt to fund its liquidity needs. At December 31, 2019, NWMSI had the following debt securities in issue, at fair value set forth below with third parties:

	Outstanding Balance $m	Fair Value Adjustment $m	Total Debt Securities in Issue $m	Weighted Average Interest Rates
Maturing in 3 years or less	5	-	5	2.89%
Maturing in 3-5 years	105	1	106	3.06%
Maturing in over 5 years	175	8	183	3.82%
	285	9	294	

11. Short-term borrowings

In addition to obtaining short-term secured financing through secured lines of credit and the repurchase and securities lending markets, NWMSI can obtain short-term unsecured financing from NWMGH and NWM Plc, a wholly owned subsidiary of RBS. At December 31, 2019, borrowing was available to the Company from NWM Plc pursuant to a $1.2 billion committed unsecured financing facility with a maturity date of August 31, 2021.

At December 31, 2019, NWMSI had the following short-term borrowings set forth below with maturities of 4 months or less:

	$m	Weighted Average Interest Rates
NatWest Markets Plc	420	1.96%
NatWest Markets Group Holdings Corp.	117	2.11%
	537	

12. Subordinated liabilities

At December 31, 2019, NWMSI had $450 million of subordinated liabilities with NWM Plc which had an interest rate that fluctuates with LIBOR rates. The agreement includes an auto extension unless both parties mutually agree for the debt to be repaid. The scheduled maturity is December 27, 2020.

The liabilities are subordinated to the claims of general creditors of the Company and have been approved by the Company's regulators as regulatory capital. These subordinated liabilities are included by the Company in computing regulatory net capital. To the extent that the borrowings are required for NWMSI's continued compliance with minimum net capital requirements, they may not be repaid.

Notes to Statement of Financial Condition

13. Commitments and contingencies

Leases and related commitments

NWMSI entered into a non-cancelable operating lease in June 2019, principally for office space, that expires in 2031. At December, 31 2019, the RUA and corresponding lease liability was approximately $50 million and $51 million, respectively, which are reported in other assets and other liabilities and discounted at 4.08%.

Minimum future undiscounted rental commitments under non-cancelable operating leases are set forth as follows:

	$m
2020	5
2021	5
2022	5
2023	5
2024	6
Thereafter	38
Total lease payments (undiscounted)	64
Computed interest	13
Total present value of lease liabilities (discounted)	51

Forward financing arrangements

In connection with its financing activities, including securities borrowed and pledged activities, NWMSI had outstanding commitments to enter into future collateralized lendings of approximately $12,289 million and had commitments to enter into future collateralized borrowings of approximately $2,213 million as of December 31, 2019. All such commitments mature within 6 months and have stated terms, some of which may be subject to change prior to the effective date.

Central clearing counterparty commitment

As a member of the FICC, in the event of a member default, NWMSI has a commitment to enter into a collateralized lending with FICC in order to provide liquidity. The maximum amount of lending is set based on the activity and volume of NWMSI that is attributable to the FICC platform. The collateralized lending will always be backed by U.S. Government and U.S. Government Agency securities. At December 31, 2019, the Company has not lent out under this agreement.

Underwriting commitments

In the normal course of business, the Company enters into underwriting contracts. There were no open commitments at December 31, 2019.

Litigation

NWMSI is party to legal proceedings, and the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of NWMSI incurring a liability. NWMSI recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. NWMSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where NWMSI may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which NWMSI believes it has credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows and any provisions that have been established.

While the outcome of the legal proceedings, investigations and regulatory matters in which NWMSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2019.

The material litigation, investigations, and regulatory matters in which NWMSI is involved are described below. If any such matters were resolved against NWMSI, these matters could, individually or in the aggregate, have a material adverse effect on NWMSI's net assets, operating results, or cash flows in any particular period. NWMSI cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on NWMSI's statement of financial condition.

Litigation matters

With respect to all of the current claims described herein, NWMSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

Residential mortgage-backed securities ("RMBS") litigation

NWMSI and certain affiliates continue to defend several RMBS-related claims in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. The remaining RMBS lawsuits against NWMSI and its affiliates consist of cases filed by the Federal Home Loan Bank of Seattle and the Federal Deposit Insurance Corporation (as receiver for Colonial Bank, Citizens National Bank, Strategic Capital Bank, and United Western Bank) that together involve the issuance of less than $1 billion of RMBS issued primarily from 2005 to 2007. Cases filed by the Federal Home Loan Bank of Boston and the FDIC on behalf of Guaranty Bank were settled during 2019. In addition, NWMSI previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar

13. Commitments and contingencies continued
Mortgage Inc. at al. for $55.3 million, which has been paid into escrow pending court approval of the settlement, which was granted on March 11, 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

U.S. Treasury securities antitrust litigation
NWMSI is a defendant in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York on behalf of persons who transacted in U.S. Treasury securities or derivatives based on such instruments, including future and options. The plaintiffs allege that NWMSI and the other defendants rigged the U.S. Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants' motion to dismiss this matter remains pending.

European government bonds antitrust litigation
Class action antitrust claims commenced in March 2019 are pending in the United States District Court for the Southern District of New York against Bank of America, Unicredit, Nomura, UBS, NWM Plc, and NWMSI. The complaint alleges a conspiracy among dealers of Euro-denominated bonds issued by European central banks ("EGBs"), to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customer paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the U.S. between 2007 and 2012. The defendants have filed a motion to dismiss this matter, which remains pending.

Swaps antitrust litigation
NWM Plc, NWMSI, and RBS, as well as a number of other financial institutions, are defendants in several cases pending in the United States District Court for the Southern District of New York alleging violations of the U.S. antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class claims by three swap execution facilities, TeraExchange, Javelin, and trueEx. The swap exchange facilities allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means.

In July 2017, the Court overseeing the above matters dismissed all claims relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery is ongoing and the class plaintiffs have filed a motion for class certification which is pending.

On June 8, 2017, TeraExchange filed another complaint against NWM Plc, NWMSI, and RBS, as well as a number of other financial institutions, in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On October 1, 2018, the court dismissed all claims against NWM Plc, NWMSI, and RBS, but the dismissal could be the subject of an appeal at a later date.

FX antitrust litigation
In 2015, NWM Plc, NWMSI, and RBS settled a consolidated antitrust action ("the consolidated action"), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into over-the-counter foreign exchange ("FX") transactions or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On November 7, 2018, some members of the settlement class who opted out of the settlement filed their own complaint in that court, asserting antitrust claims against NWM Plc, NWMSI, and others.

There is another FX-related class action against NWM Plc in which NWMSI is a defendant that remains pending. That case involves antitrust claims on behalf of "indirect purchasers" of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). This matter was proceeding in discovery following the court's denial of defendants' motion to dismiss in October, 2018 but in January 2020, the parties reached a verbal agreement on a settlement amount, with settlement subject to agreement on non-monetary terms, documentation, and court approval. A provision has been established at an affiliate to cover the amount that would be paid pursuant to the settlement.

Two motions to certify FX-related class actions have been filed in the Tel Aviv District Court in Israel. RBS and NWMSI have been named as defendants in the first motion. The Royal Bank of Scotland plc has been named in the second. These motions have been consolidated but not yet served.

Certain other foreign exchange transaction related claims have been or may be threatened in the U.S. and other jurisdictions.

LIBOR litigation
NWM Plc, certain of its subsidiaries (including in some instances, NWMSI), and RBS ("NWM defendants") are defendants in a number of class actions and individual claims filed in the U.S. with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that these NWM defendants and other panel banks individually and collectively violated various federal laws, including the U.S. commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, were made part of a coordinated proceeding in the United States District Court for the Southern District of New York. In December 2016, the district court held that it lacks personal jurisdiction over NWM defendants with respect to certain claims. As a result of that decision, all NWM defendants have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the coordinated proceeding remain pending against NWM defendants, including NWMSI. The dismissal of NWM defendants for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit. In September 2019, NWM defendants reached a settlement in principle to resolve the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The settlement is subject to documentation and court approval. The amount of the settlement is covered by an existing provision held by an affiliate.

In January 2019, a class action antitrust complaint was filed in the United States District Court for the Southern District of New York alleging that the defendants (USD ICE LIBOR panel banks and their affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The defendants include RBS, NWM Plc, NWMSI, and National Westminster Bank Plc. The defendants have made a motion to dismiss the claims, which remains pending.

Notes to Statement of Financial Condition

13. Commitments and contingencies continued

Other litigation involving NWMSI

In addition, NWMSI is named as a defendant in other actions. For example, NWMSI has been named as an underwriter defendant in various class actions involving public debt or equity where the plaintiff generally has brought actions against the issuer and underwriters of such securities.

NWMSI is responding to complaints by former employees concerning alleged wrongful termination and issues relating to compensation.

NWMSI cannot predict the outcome of all of the cases under litigation matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on NWMSI's financial position.

Regulatory matters

The businesses and financial condition of NWM Plc, including NWMSI and its affiliates, can be affected by the actions of various governmental and regulatory authorities in the United States, the United Kingdom, the European Union, and elsewhere. NWM Plc, including NWMSI and its affiliates, have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the U.S., the UK, the EU, and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. NWM Plc, including NWMSI and its affiliates, have been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred, remediation of systems and controls, public or private censure, restriction of business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NWMSI, its business, authorizations and licenses, reputation, results of operations or the price of securities issued by it.

U.S. investigations relating to fixed-income securities

In the US, NWMSI and its affiliates have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralized debt obligations ("CDOs"). Investigations by the U.S. Department of Justice ("DOJ") and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and NWMSI is aware that at least one such investigation is ongoing.

In October 2017, NWMSI entered into a non-prosecution agreement ("NPA") with the United States Attorney for the District of Connecticut ("USAO") in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA, conditioned on NWMSI and affiliated companies complying with the NPA's reporting and conduct requirements during its term, including by not engaging in conduct during the NPA that USAO determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law.

The NatWest Markets business is currently responding to a separate criminal investigation by the USAO concerning unrelated securities trading in 2018 by certain former traders of NWM Plc, involving alleged spoofing, which was reported in connection with the NPA. In January 2020, the NPA was extended for a fourth time (for three additional months) to accommodate advanced discussions with the USAO and the DOJ concerning potential resolution of the criminal investigation into alleged spoofing as well as the impact of that conduct and any such resolution on the status of the NPA and the potential consequences thereof.

The duration and outcome of the criminal investigation into alleged spoofing, which may include the extension, modification, or deemed violation of the NPA, remain uncertain. No settlement may be reached and further substantial additional provisions and costs may be recognized. Any finding of criminal liability by US authorities as to NWMSI or an affiliate (including as a result of pleading guilty), as to either the alleged spoofing or the conduct underlying the NPA, could have material collateral consequences for the business of NWMSI and its affiliates. These may include consequences resulting from the need to reapply for various important licenses or obtain waivers to conduct certain existing activities of NWMSI and its affiliates, which may take a significant period of time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact the business of NWMSI and its affiliates, including if it results in the business being precluded from carrying out certain activities.

FX

In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the Financial Conduct Authority ("FCA"), the CFTC, the DOJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). In 2019, NWM Plc and RBS reached settlements totaling approximately EUR 275 million in connection with European Commission and certain other related competition law investigations into FX trading.

As part of its plea agreement with the DOJ, NWM Plc pled guilty in the United States District Court for the District of Connecticut to an information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. The sentence imposed on NWM Plc in January 2017 consisted of a criminal fine and a three-year term of probation, which ended in January 2020.

As part of the settlement with the Federal Reserve, NWM Plc and NWMSI entered into a cease and desist (the FX Order). In the FX Order, which is publicly available, NWM Plc and NWMSI agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NWM Plc and NWMSI were obligated to implement and comply with these programs as approved by the Federal Reserve, and were also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls. The FX Order was terminated by the Federal Reserve effective February 12, 2020.

NWM Plc and its affiliates continue to cooperate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risk, and collateral consequences remain uncertain and may be material.

14. Guarantees

In the normal course of its business, NWMSI may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

NWMSI provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur except as described in Note 13. Accordingly, NWMSI has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. NWMSI has not recorded any liabilities in the statement of financial condition as of December 31, 2019 related to these indemnification arrangements.

Other guarantees

NWMSI is a member of various exchanges and clearing houses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, NWMSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearing houses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearing houses requiring its members to post collateral. NWMSI has not recorded any liabilities in the statement of financial condition as of December 31, 2019 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

In addition, NWMSI when acting as FCM or as a sponsoring member of FICC, may be obligated to make payments to the relevant clearing house to the extent that a customer cannot meet its obligations to such clearing house under the relevant agreement. This risk is mitigated by requiring clearing customers to post collateral to NWMSI in an amount no lesser than what is required by the clearing house.

15. Income taxes

NWMSI's deferred income taxes arise principally from liabilities not currently deductible and net operating losses. NWMSI has federal net operating loss carry forwards from years prior to 2018 of $2,915 million which are offset by a full valuation allowance expiring in various years through 2037 and has federal net operating loss carry forwards from 2018 of $62 million which are offset by a full valuation allowance and can be carried forward indefinitely. NWMSI has state net operating loss carry forwards of $2,892 million which are offset by a full valuation allowance expiring in various years through 2038.

Management has determined that it is more likely than not that the benefit from all of the federal and state deferred tax assets will not be realized. In recognition of this risk, all of NWMSI's federal and state deferred tax assets were offset by a $823 million valuation allowance as of December 31, 2019. The increase in the valuation allowance for the current year was $6 million.

NWMSI settles its income tax provision with RBSHI by agreement through intercompany accounts. At December 31, 2019, the amount payable to RBSHI for income taxes was approximately $159 thousand and is included net in other assets.

As of December 31, 2019, NWMSI had no material uncertain tax positions that would affect the effective tax rate in future periods.

NWMSI is under audit in certain jurisdictions. The 2011-2013 combined California audit and the 2015-2016 combined New York State audit closed in 2019 with no material changes to the statement of financial condition. The Utah combined tax return audit for tax years 2011-2015 commenced in 2019. For the open audits, management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for federal remains open for tax years 2016 and forward. The statute of limitations for other states remains open for tax years 2015 and forward.

16. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, NWMSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2019, NWMSI has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The fair value of securities received as collateral, excluding the impact of netting, at December 31, 2019 was approximately $38,359 million. In the normal course of business, this collateral is primarily used by NWMSI to cover short sales and to obtain financing. At December 31, 2019, primarily all of the above collateral has been delivered against securities sold short or repledged by NWMSI.

NWMSI also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2019:

	$m
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	3,394
Did not have the right to deliver or repledge	2,267

Notes to Statement of Financial Condition

17. Net capital requirements

As a registered broker-dealer and FCM, NWMSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule", NWMSI has elected to compute its minimum net capital using the alternative method. As such, NWMSI is required to maintain minimum net capital of the greater of 2% of aggregate customer debit items or $1 million, as defined in SEC Rule 15c3-3 (SEC Rule 15c3-1(a)(1)(ii)), 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder (SEC Rule 15c3-1(a)(1)(iii)), or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts (CFTC Regulation 1.17(a)).

At December 31, 2019, NWMSI had regulatory net capital of $656 million, which was $612 million in excess of its required minimum net capital of $44 million.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

18. Employee benefit plan

Employees of NWMSI are eligible to participate in the NatWest Markets Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. The Plan sponsor is NWM Plc. Effective January 1, 2020 the plan sponsor was changed to NWMSI. Participating employers include NWMSI, the Plan sponsor, and certain of its affiliates. NWMSI matches a portion of its employee participant contributions and makes an annual contribution in accordance with the Plan documents.

19. Related party transactions

In the normal course of business NWMSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. In addition, certain NWMSI activities are guaranteed by NWM Plc.

The Company's assets and liabilities with affiliates include collateralized financing arrangements entered into with NWM Plc and NWM Securities Japan, primarily to facilitate client activities and to cover short sales and to finance financial instruments owned. Interest is accrued on these transactions and is reported in accrued interest receivable/payable. Included in receivables from brokers, dealers and other institutions and from customers are receivables for securities failed to deliver, primarily transacted with NWM Plc. Payables to brokers, dealers and other institutions and to customers include payables to affiliates for unsettled trades and securities failed to receive and payables related to futures clearing activities, primarily with NWM Plc. Other assets primarily include receivables for payments made on behalf of affiliates, as well as receivables in conjunction with operational support provided in the normal course of business. Other liabilities include payables to affiliates in conjunction with operational support received in the normal course of business.

The following table summarizes NWMSI's assets and liabilities as of December 31, 2019 with affiliated companies.

	$m
Assets:	
Receivables from brokers, dealers and other institutions	47
Receivables from customers	56
Securities purchased under agreements to resell and other collateralized financing arrangements	7,340
Financial instruments owned, at fair value	3
Accrued interest receivable	31
Other assets	4
Liabilities:	
Short-term borrowings	537
Payables to brokers, dealers and other institutions	12
Payables to customers	233
Securities sold under agreements to repurchase and other collateralized financing arrangements	812
Financial instruments sold, but not yet purchased, at fair value	20
Accrued interest payable	6
Other liabilities	44
Subordinated liabilities	450

20. Subsequent events

NWMSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 19, 2020, the date the audited statement of financial condition was issued. No recordable or disclosable events occurred through this date.

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